AGENIX

16 January 2006

**NEW CEO'S REMUNERATION PACKAGE**

Agenix CEO and Managing Director, Mr Neil Leggett, who was appointed on 15 December 2005, today signed a 3-year employment contract with the company ending 15 December 2008.

The main terms of the contract are:



- Fixed remuneration per annum (salary, superannuation, motor vehicle and any other benefits) — $265,000
- First review of fixed remuneration to be 1 July 2006
- Short term incentive per annum dependent on achievement of strategic and operational objectives set by the Board:
  - Standard percentage of fixed remuneration — 40%
  - Additional amount for outstanding achievement — 20%
- An options package subject to shareholder approval at the next meeting of shareholders:
  - 3.0 million options exercisable at double the average closing share price for the 20 trading days prior to the date of appointment on 15 December 2005.
  - 1.0 million options exercisable at double the average closing share price for the 20 trading days prior to the date of appointment on 15 December 2005. These options only vest if the average closing share price is greater than the Intersuisse/Elixir Securities valuation (Oct 2005) of $1.26 for a continuous 3 month period prior to the end of the term of employment contract on 15 December 2008.
  - 500,000 options to be issued on each of 21 July 2006 (at a 50% premium to the market price), 2007 and 2008 in conjunction with the annual Employee Option Plan.
- 6 months notice is required.

- If the contract is terminated early with no breach of the conditions of employment by the employee then the company will be required to make a lump sum payment equivalent to the sum of:
    - 12 month's fixed remuneration plus average short term incentive previously paid,
    - unused annual leave and long service leave,
    - an amount equal to the Black Scholes valuation of unexercised options issued to the employee whilst a Director,
    - the difference between the lease payout and trade-in value of the vehicle normally driven by the employee, and
    - in the event of termination prior to 15 December 2006, an additional 25% of fixed remuneration and short term incentive.

Mr Leggett has an indirect beneficial interest in 281,750 shares previously acquired on market by a family entity at an average price of 35.7 cents per share.

**ENDS**

Karl Schlobohm
Company Secretary
On behalf of the Board

**For more information please contact:**

Mr Myles Davey
Remuneration Committee Chairman
Agenix Limited
Ph: +61 7 3370 6300